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                             November 28, 2023

       Christopher Chapman, Jr.
       Chief Executive Officer
       Telomir Pharmaceuticals, Inc.
       900 West Platt Street, Suite 200
       Tampa, FL 33606

                                                        Re: Telomir
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 14,
2023
                                                            File No. 333-275534

       Dear Christopher Chapman:

                                                        We have reviewed your
registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       Prospectus Summary
       Pre-Clinical Studies, page 4

   1. We note your response to comment 11, including your revised disclosure that all preclinical studies
described in this section were conducted    with    the assistance of    any
                                                        third parties. Please
clarify here, and in the Business section, whether all the referenced studies were conducted
with or without third party assistance.
       Intellectual Property, page 5

   2. We note your disclosure regarding Mr. Williams' background as it relates to his "design of novel small molecule
therapeutics" as well as his work "collaborat[ing] closely with a leading expert in
tobacco chemistry at the University of Kentucky[.]" Please balance your disclosure to clarify,
if true, that Mr. Williams does not hold any formal degrees in chemistry or
certifications related to the development of pharmaceuticals.
 Christopher Chapman, Jr.
Telomir Pharmaceuticals, Inc.
November 28, 2023
Page 2
3. We note your disclosure that Mr. Williams is the "sole inventor of TELOMIR-1" and that his work on TELOMIR-1 "began in late 2020." We also note your citation to a study conducted by Donald R. Burgess in 2004, which appears to compare the structure of
         TELOMIR-1 with iron. Please reconcile this disclosure, or otherwise advise.
Capitalization, page 41

4.       We note your capitalization table includes "other liabilities," which
consists of    trade
         accounts payable and accrued liabilities    and    accrued interest.
 Since    trade accounts
         payable and accrued liabilities    are current liabilities and are not
part of your capital
         structure, please remove these line items from your table.
Business
Post-Chemotherapy Recovery, page 49

5. We note your reference to the British Journal of Clinical Pharmacology has a footnote, but no corresponding information. Please delete or otherwise advise.
In silico Affinity Studies, page 54

6.       We note your response to prior comment 10. We reissue our comment in full. We
         continue to note your disclosure that "[y]our pre-clinical studies demonstrate that
         TELOMIR-1 may uniquely and selectively bind critical metals to interrupt enzyme function . . . and turn off the underlying cause of cancer development and growth." Please revise your disclosure here, and elsewhere as appropriate, to remove the implication that your product is safe or effective as such conclusions are within the sole authority of the
         FDA and comparable foreign regulators.
General
FirstName LastNameChristopher Chapman, Jr.
7. We note your response to comment 12 and reissue. Please ensure the writing is legible in
Comapany    NameTelomir
       the visual          Pharmaceuticals,
                  depictions throughout yourInc.
                                              draft registration statement. For
example only,
       certain
November   28, text
                2023onPage
                       pages
                           2 50-52 is not legible.
FirstName LastName
 Christopher Chapman, Jr.
FirstName LastNameChristopher   Chapman, Jr.
Telomir Pharmaceuticals, Inc.
Comapany 28,
November   NameTelomir
              2023       Pharmaceuticals, Inc.
November
Page 3    28, 2023 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tara Harkins at 202-551-3639 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Joshua Gorsky at 202-551-7836 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Curt Creely